Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 2 DATED MAY 9, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013 and Supplement No. 1 dated May 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments and placement of debt on certain real property investments; and
(3)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of May 3, 2013, we had accepted investors’ subscriptions for, and issued, approximately 53.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $533.7 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 11 of the prospectus.
Description of Real Estate Investments
As of May 3, 2013, our investment portfolio consisted of 141 properties located in 30 states, consisting of approximately 4.2 million gross rentable square feet of commercial space. We acquired 20 properties between April 5, 2013 and May 3, 2013, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant(s)	Feet (1)	Price
Tractor Supply – Stuttgart, AR	Home and Garden	1	Tractor Supply Company	19,097	$2,785,715
Walgreens – Birmingham, AL	Drugstore	1	Walgreen Co.	13,076	7,113,675
Dollar General – Alliance, NE	Discount Store	1	Dolgencorp, LLC	9,026	1,008,297
Sunoco – Various (2)	Convenience Store	11	Sunoco, Inc. (R&M)	32,923	26,143,542
Waterford Park South – Clarksville, IN	Shopping Center	9	Various	91,971	13,400,000
The Plant – San Jose, CA (3)	Shopping Center	59	Various	509,614	203,100,000
Natural Grocers – Lubbock, TX	Grocery	1	Vitamin Cottage Natural Food Markets, Inc.	15,185	5,250,000
Kum & Go – Various (4)	Convenience Store	4	Kum & Go, LC	19,947	10,996,000
				710,839	$269,797,229

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The Sunoco portfolio consists of nine single-tenant properties and one multi-tenant property with two tenants, all of which are located in Florida.
(3)	This real property investment was previously disclosed in Supplement No. 1 dated May 1, 2013.
(4)	The Kum & Go portfolio consists of four single-tenant properties located in Arkansas, Iowa and Missouri.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 109 of the prospectus.
Real Property Investments
As of May 3, 2013, we, through separate wholly–owned limited liability companies and limited partnerships, owned 141 properties located in 30 states, consisting of approximately 4.2 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired 20 properties between April 5, 2013 and May 3, 2013, which are listed below in order of their date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Tractor Supply – Stuttgart, AR	April 5, 2013	2013	$2,785,715	$55,714	7.00%	7.73%	100%
Walgreens – Birmingham, AL	April 9, 2013	2012	7,113,675	142,274	6.15%	6.15%	100%
Dollar General – Alliance, NE	April 9, 2013	2013	1,008,297	20,166	7.40%	7.47%	100%
Sunoco – Cocoa, FL	April 12, 2013	1987	1,851,544	37,031	7.45%	8.97%	100%
Sunoco – Lake Worth, FL	April 12, 2013	2011	2,971,647	59,433	7.25%	9.97%	100%
Sunoco – Merritt Island, FL	April 12, 2013	1986	2,120,134	42,403	7.70%	9.28%	100%
Sunoco – Palm Beach Gardens, FL	April 12, 2013	2009	4,844,321	96,886	7.75%	9.64%	100%
Sunoco – Palm City, FL	April 12, 2013	2011	2,939,975	58,800	7.25%	9.90%	100%
Sunoco – Sebastian, FL	April 12, 2013	2009	3,029,487	60,590	7.35%	9.17%	100%
Sunoco – Titusville (Garden), FL	April 12, 2013	2009	3,709,652	74,193	7.35%	9.25%	100%
Sunoco – Titusville (Sisson), FL	April 12, 2013	1986	1,851,544	37,031	7.94%	9.52%	100%
Sunoco – West Palm Beach (Forest Hill), FL	April 12, 2013	1977	1,366,333	27,327	7.46%	8.98%	100%
Sunoco – West Palm Beach, FL	April 12, 2013	1999	1,458,905	29,178	7.47%	8.99%	100%
Waterford Park South – Clarksville, IN	April 12, 2013	2006	13,400,000	268,000	6.53%	8.39%	100%
The Plant – San Jose, CA (4)	April 15, 2013	2008	203,100,000	4,062,000	7.09%	8.12%	95%
Natural Grocers – Lubbock, TX	April 22, 2013	2013	5,250,000	105,000	7.79%	7.89%	100%
Kum & Go – Urbandale, IA	May 3, 2013	2010	2,624,000	52,480	7.15%	8.10%	100%
Kum & Go – Mount Vernon, MO	May 3, 2013	2010	2,711,000	54,220	7.15%	8.11%	100%
Kum & Go – Fairfield, IA	May 3, 2013	2011	2,607,000	52,140	7.14%	8.06%	100%
Kum & Go – Bentonville, AR	May 3, 2013	2011	3,054,000	61,080	7.15%	8.09%	100%
			$269,797,229	$5,395,946

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 79 of the prospectus.
(2)	Initial yield is calculated as the effective annualized rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases over the non-cancelable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	This real property investment was previously disclosed in Supplement No. 1 dated May 1, 2013.
The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
	Major	Feet	Square	Options	Base		Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
Tractor Supply – Stuttgart,	Tractor Supply	19,097	100%	4/5 yr.	$195,000		$10.21	4/5/2013	-	1/31/2018
AR	Company				214,500		11.23	2/1/2018	-	1/31/2023
					235,950		12.36	2/1/2023	-	1/31/2028
Walgreens – Birmingham, AL	Walgreen Co.	13,076	100%	(5)	437,491		33.46	4/9/2013	-	9/30/2037
Dollar General – Alliance,	Dolgencorp, LLC	9,026	100%	4/5 yr.	74,616		8.27	4/9/2013	-	2/28/2023
NE					76,848		8.51	3/1/2023	-	2/29/2028
Sunoco – Cocoa, FL	Sunoco, Inc. (R&M)	4,500	100%	3/5 yr.	137,940	(6)	30.65	4/12/2013	-	3/31/2027
Sunoco – Lake Worth, FL	Sunoco, Inc. (R&M)	3,380	100%	3/5 yr.	215,444	(6)	63.74	4/12/2013	-	3/18/2031
Sunoco – Merritt Island, FL	Sunoco, Inc. (R&M)	3,341	100%	3/5 yr.	163,350	(6)	48.89	4/12/2013	-	3/31/2027
Sunoco – Palm Beach Gardens, FL	Sunoco, Inc. (R&M)	2,344	100%	3/5 yr.	375,514	(6)	160.20	4/12/2013	-	2/26/2029
Sunoco – Palm City, FL	Sunoco, Inc. (R&M)	3,511	100%	3/5 yr.	213,148	(6)	60.71	4/12/2013	-	8/4/2031
Sunoco – Sebastian, FL	Sunoco, Inc. (R&M)	3,391	100%	3/5 yr.	222,667	(6)	65.66	4/12/2013	-	4/30/2029
Sunoco – Titusville (Garden), FL	Sunoco, Inc. (R&M)	3,389	100%	3/5 yr.	272,659	(6)	80.45	4/12/2013	-	8/18/2029
Sunoco – Titusville (Sisson), FL	Sunoco, Inc. (R&M)	3,663	80%	3/5 yr.	137,940	(6)	37.66	4/12/2013	-	3/31/2027
Sunoco – West Palm Beach (Forest Hill), FL	Sunoco, Inc. (R&M)	1,610	100%	3/5 yr.	101,942	(6)	63.32	4/12/2013	-	3/31/2027
Sunoco – West Palm Beach, FL	Sunoco, Inc. (R&M)	2,894	100%	3/5 yr.	108,900	(6)	37.63	4/12/2013	-	3/31/2027

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
	Major	Feet	Square	Options	Base		Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
Waterford Park South –	Ross Dress for	27,623	30%	4/5 yr.	$255,513		$9.25	6/10/2014	-	1/31/2019
Clarksville, IN	Less, Inc.				269,324		9.75	2/1/2019	-	1/31/2024
	Michaels Stores,	21,811	24%	4/5 yr.	208,579		9.56	4/12/2013	-	2/28/2015
	Inc.				221,615		10.16	3/1/2015	-	2/29/2020
	PetSmart, Inc.	20,087	22%	6/5 yr.	271,175		13.50	4/12/2013	-	1/31/2017
					276,196		13.75	2/1/2017	-	1/31/2022
The Plant – San Jose, CA	Home Depot,	141,021	28%	1/10 yr.	3,384,504		24.00	4/15/2013	-	1/31/2014
	U.S.A., Inc.			& 2/5 yr.	3,807,567		27.00	2/1/2014	-	1/31/2019
					4,284,218		30.38	2/1/2019	-	1/31/2024
					4,820,098		34.18	2/1/2024	-	1/31/2029
					5,422,257		38.45	2/1/2029	-	1/31/2034
	Toys “R” Us -	64,850	13%	3/5 yr.	1,569,370		24.20	4/15/2013	-	1/31/2018
	Delaware, Inc.				1,726,307		26.62	2/1/2018	-	1/31/2023
Natural Grocers – Lubbock,	Vitamin Cottage	15,185	100%	4/5 yr.	409,236		26.95	4/22/2013	-	3/31/2023
TX	Natural Food Markets, Inc.				424,421		27.95	4/1/2023	-	7/31/2028
Kum & Go – Urbandale, IA	Kum & Go, LC	4,962	100%	4/5 yr.	187,500	(7)	37.79	5/3/2013	-	12/22/2030
Kum & Go – Mount Vernon, MO	Kum & Go, LC	4,950	100%	4/5 yr.	193,750	(7)	39.14	5/3/2013	-	12/22/2030
Kum & Go – Fairfield, IA	Kum & Go, LC	5,008	100%	4/5 yr.	186,250	(7)	37.19	5/3/2013	-	10/31/2031
Kum & Go – Bentonville, AR	Kum & Go, LC	5,027	100%	4/5 yr.	218,400	(7)	43.45	5/3/2013	-	3/31/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.
(5)	Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon
12-months’ prior notice.
(6)	The annual base rent under the lease increases every three years by 10% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of May 3, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent Expiring	Annual Base Rent
2013	6	22,211	$475,335	1%
2014	14	37,391	950,934	1%
2015	14	35,110	736,680	1%
2016	15	30,493	751,337	1%
2017	18	96,607	2,735,049	4%
2018	22	116,922	3,721,512	5%
2019	14	130,338	2,734,859	4%
2020	13	248,449	3,884,225	5%
2021	16	56,782	1,820,437	2%
2022	20	367,533	4,996,551	7%
2023	24	529,952	8,394,338	11%
Thereafter	123	2,437,224	43,480,590	58%
	299	4,109,012	$74,681,847	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 20 recently-acquired properties described in this prospectus supplement is approximately $221.2 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these 20 properties is estimated, as of May 3, 2013, as follows:

Wholly–owned Property	Depreciable Tax Basis
Tractor Supply – Stuttgart, AR	$2,284,286
Walgreens – Birmingham, AL	5,833,214
Dollar General – Alliance, NE	826,804
Sunoco – Cocoa, FL	1,518,266
Sunoco – Lake Worth, FL	2,436,751
Sunoco – Merritt Island, FL	1,738,510
Sunoco – Palm Beach Gardens, FL	3,972,343
Sunoco – Palm City, FL	2,410,780
Sunoco – Sebastian, FL	2,484,179
Sunoco – Titusville (Garden), FL	3,041,915
Sunoco – Titusville (Sisson), FL	1,518,266
Sunoco – West Palm Beach (Forest Hill), FL	1,196,302
Sunoco – West Palm Beach, FL	1,120,393
Waterford Park South – Clarksville, IN	10,988,000
The Plant – San Jose, CA	166,542,000
Natural Grocers – Lubbock, TX	4,305,000
Kum & Go – Urbandale, IA	2,151,680
Kum & Go – Mount Vernon, MO	2,223,020
Kum & Go – Fairfield, IA	2,137,740
Kum & Go – Bentonville, AR	2,504,280
$221,233,729
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Placement of Debt on Certain Real Property Investments
Bridge Facility
As described in the prospectus, CCPT IV OP entered into a first modification and lender joinder agreement (the Modified Bridge Credit Agreement) with JPMorgan Chase and Bank of America, N.A., which modified the Bridge Credit Agreement. The Modified Bridge Credit Agreement increased the allowable borrowings up to $150.0 million and added Bank of America, N.A. as a party to the Bridge Credit Agreement.
On May 3, 2013, CCPT IV OP entered into a second modification agreement (the Second Modification Agreement) with JPMorgan Chase and Bank of America, N.A., which amended the Modified Bridge Credit Agreement by increasing the allowable borrowings up to $250.0 million and extending the maturity date to September 14, 2013.
The Second Modification Agreement contains customary representations, warranties and borrowing conditions. CCPT IV OP paid certain fees under the Second Modification Agreement, including an up-front fee. Other than the modified terms described above, the material terms of the Bridge Facility, as modified by the Modified Bridge Credit Agreement, remain unchanged. As of May 3, 2013, CCPT IV OP had approximately $91.5 million outstanding under the Bridge Facility and, based on the underlying collateral pool for qualified unencumbered properties, approximately $3.1 million available for borrowing.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
Academy Sports – Valdosta, GA	May 2013	$9,790,000	$195,800
Walgreens – Kannapolis, NC	May 2013	7,741,935	154,839
Home Depot – Plainwell, MI	May 2013	13,389,430	267,789
LA Fitness – Mesa, AZ	May 2013	11,100,000	222,000
Dollar General/General Market – Various (2)	May 2013	5,238,432	104,769
Summerfield Crossing – Riverview, FL	May 2013	13,900,000	278,000
Hancock Village – Chesterfield, VA	May 2013	28,500,000	570,000
Fargo Plaza – Fargo, ND	May 2013	6,980,219	139,604
Warrenton Highlands – Warrenton, OR	May 2013	8,650,000	173,000
		$105,290,016	$2,105,801

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		The Dollar General/General Market portfolio consists of four single-tenant properties located in North Carolina,
Alabama and Georgia.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Academy Sports – Valdosta, GA	1	New Academy Finance Company LLC	71,690	100%
Walgreens – Kannapolis, NC	1	Walgreen Co.	13,650	100%
Home Depot – Plainwell, MI	1	Home Depot USA, Inc.	96,801	100%
LA Fitness – Mesa, AZ	1	LA Fitness International, LLC	57,500	100%
Dollar General/General Market – Various (1)	4	Dolgencorp, LLC	36,178	100%
Summerfield Crossing – Riverview, FL	3	Various	113,500	100%
Hancock Village – Chesterfield, VA	25	Various	153,854	100%
Fargo Plaza – Fargo, ND	3	Various	93,143	97%
Warrenton Highlands – Warrenton, OR	6	Various	44,504	96%
			680,820

(1)	The Dollar General/General Market portfolio consists of four single-tenant properties located in North Carolina,
Alabama and Georgia.
The table below provides leasing information for the major tenants at each potential property:

			Effective		Effective
		Renewal	Annual		Base Rent
		Options	Base		per Square
Property	Major Tenants (1)	(2)	Rent (3)		Foot (3)	Lease Term (4)
Academy Sports – Valdosta, GA	New Academy Finance	3/5 yr.	$734,823		$10.25	9/28/2012	-	1/31/2018
	Company LLC		770,829		10.75	2/1/2018	-	1/31/2023
			807,058		11.26	2/1/2023	-	1/31/2028
Walgreens – Kannapolis, NC	Walgreen Co.	10/5 yr.	480,000		35.16	10/1/2012	-	9/30/2032
Home Depot – Plainwell, MI	Home Depot USA, Inc.	4/5 yr.	823,450	(5)	8.51	2/1/2022	-	1/31/2026
LA Fitness – Mesa, AZ	LA Fitness International, LLC	3/5 yr.	862,500	(6)	15.00	1/27/2011	-	1/31/2026
Dollar General – Various	Dolgencorp, LLC	5/5 yr.	369,580		10.22	12/1/2012	-	11/30/2027
Summerfield Crossing – Riverview,	Bealls Department	5/5 yr.	760,000		9.50	4/1/2013	-	4/30/2014
FL	Store, Inc.		800,000		10.00	5/1/2014	-	4/30/2019
			840,000		10.50	5/1/2019	-	4/30/2024
	Marshalls of MA, Inc.	4/5 yr.	210,000		8.75	4/1/2013	-	1/31/2024
Hancock Village – Chesterfield, VA	Hobby Lobby Stores,	3/5 yr.	420,375		7.50	10/1/2011	-	10/31/2016
	Inc.		448,400		8.00	11/1/2016	-	10/31/2021
			476,425		8.50	11/1/2021	-	10/31/2026
	Dicks Sporting Goods,	4/5 yr.	500,290		10.00	10/1/2011	-	1/31/2017
	Inc.		525,305		10.50	2/1/2017	-	1/31/2022
Fargo Plaza – Fargo, ND	Hobby Lobby Stores, Inc.	2/5 yr.	375,000		6.25	9/1/2003	-	8/31/2023
	Dollar Tree Stores, Inc.	2/5 yr.	95,756		5.92	10/1/2005	-	9/30/2015
	Kirkland’s Stores, Inc.	2/5 yr.	111,213		7.75	1/1/2013	-	1/31/2018
			122,334		8.53	2/1/2018	-	1/31/2023
Warrenton Highlands – Warrenton, OR	Staples the Office Superstore, LLC	3/5 yr.	215,835		15.00	12/1/2010	-	1/31/2021
	Petco Animal Supplies Stores, Inc.	4/5 yr.	146,875		12.50	11/26/2011	-	1/31/2022
	Dollar Tree Stores, Inc.	3/5 yr.	126,000		14.00	1/1/2010	-	3/31/2021

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5)	The annual base rent under the lease increases annually by 2% of the then-current annual base rent.
(6)
The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our $250.0 million Credit Facility and $250.0 million Bridge Facility. We may use the properties as collateral in future financings.

CCPT 4-SUP-02B